

November 23, 2020

Gregory Hummer
Chief Executive Officer
IdentifySensors Biologics Corp.
20600 Chagrin Boulevard, Suite 450
Shaker Heights, OH 44122

> **Re: IdentifySensors Biologics Corp.**
> **Offering Statement on Form 1-A**
> **Filed October 27, 2020**
> **File No. 024-11354**

Dear Dr. Hummer:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed October 27, 2020

Cover Page

1. In your next revision, please include your full mailing address, telephone number and website address on the cover page of the offering circular. Refer to Item 1(b) of Part II of Form 1-A for guidance.

2. We note your disclosure that the estimated proceeds to the company is $49,837,000. In addition, we note your disclosure that the commissions and discounts are none and the estimated minimum offering expenses is approximately $600,000. Please revise the total estimated proceeds to the company in the table on the cover page, including the footnotes as applicable, to correct this inconsistency or otherwise advise.

3. Please disclose the arrangements regarding placing the funds received in an escrow account, including identifying the escrow agent. Refer to the Instructions to Item 1(e) of Part II of Form 1-A.

Use of Proceeds, page 19

4. Please revise to clarify for each of your potential testing products how far into the commercialization process you will progress with the funds shown. To the extent you believe you will need additional funds to develop your potential testing products please include disclosure.

Description of Business, page 20

5. We note your references in this section and elsewhere in your offering circular to various external sources via footnotes. Referring investors to sources outside your offering statement for material information is not sufficient to meet your disclosure obligation. Please revise your disclosure to include all material information in your offering circular, such that you do not need to refer investors to external sources for additional information. Additionally, we note that certain disclosures are attributed to third-party sources, such as IBIS World Reports, McKinsey, Harvard's Global Health Institute and Kaiser. Please provide an analysis as to why third-party attributed disclosure is not expertized disclosure requiring a consent as per Item 17(11) of Part II of Form 1-A.

Summary, page 20

6. We note your disclosure that your "goal is to provide a test that is as accurate as RT-PCR tests" and "is as fast as rapid antigen tests." Please balance your disclosure by specifying that your testing is still in development and is not approved by the FDA or similar regulatory authority.

7. Please expand your disclosure to clarify the status of development of your electrochemical test for COVID-19. We note your disclosure on the potential for the test but it is unclear how far in development you are or if you have completed any studies to date. Please include additional disclosure on whether or not you have developed a functioning prototype for your electrochemical test with the capabilities you discuss, including whether or not you have developed prototypes for each of the various target markets you discuss, "COVID CLINC," "COVID HOME" and "COVID POINT-OF-CARE." In addition, to the extent you have completed any studies to date, please disclose the material results and observations.

8. We note your disclosure that the "simplicity of [y]our platform could allow the test to be administered at a nurse's station using a saliva test sample, with the results being transmitted to a secure private cloud within minutes where the results are stored and managed." Please include additional disclosure on the current development stage of the "cloud" platform needed for your potential testing platform.

Table 1: Comparison of Critical Test Elements Between RT-PCR Tests and IdentifySensors Biologics' Rapid Electrochemical Test, page 21

9. We note that you have a row in the your table titled "Selectivity/Sensitivity" in which you

denote your test as "Pre-EUA" and the RT-PCR Molecular Tests as "EUA." Please define this abbreviation at first use.

Testing Capacity in the U.S. is Less Than it Should Be, page 22

10.   We note your disclosure that "the cost to test all people in the U.S. every single day using our platform devices is estimated to be about $2.6 trillion." We also note your disclosure that "elevated levels of testing is difficult." Given your disclosure that elevated levels of testing is difficult please advise on whether or not testing every single person in the U.S. every single day is feasible. To the extent this is not feasible please update your disclosure or remove this figure.

Types of COVID-19 Testing and Their Limitations, page 24

11.   We note your statement that, "[w]e believe that molecular testing as the only truly reliable way to prove an active COVID-19 infection, according to the FDA." Please advise on how you believe it is appropriate to attribute your beliefs to the FDA. Please revise this statement.

12.   We note your disclosure that "the reported rate of false negatives for antigen tests is as high as 50 percent, which is why antigen tests are not favored by the FDA." However, we note your source provided in the footnote discloses that the FDA has approved certain antigen tests pursuant to its EUA. Please advise on how you can draw the conclusion and make the statement that antigen tests are not favored by the FDA or otherwise revise your disclosure. In addition, please add disclosure relating to the FDA's approval of certain antigen tests.

An Affordable Rapid Molecular Test that Can Be Conducted Frequently is Needed, page 30

13.   We note your disclosure that you "intend to fill the testing capability gap by delivering an affordable rapid molecular diagnostic platform that can be used frequently and overcomes many of the shortcomings of the RT-PCR test without sacrificing accuracy," and your "approach could not require amplification." Please briefly disclose how you currently intend to develop your test so that investors can better understand the technology you are trying to develop.

Product Development & Implementation, page 31

14.   You disclose that you believe your tests could be enhanced to detect other pathogens, including Influenza. Please provide additional disclosure on whether or not you have completed any studies or development to date for multiplexed detection.

Strategic Relationship with Purdue University, page 33

15.   Please revise your summary of the Strategic Alliance Agreement with Purdue University to disclose all material terms, including, without limitation, a description of the upfront license fees, the term of the agreement and the termination provisions.

Intellectual Property, page 37

16.   Please expand to disclose the material terms of your License Agreement with
        IdentifySensors Fresh Food Enterprises, LLC described in this section, including a
        description of the certain events that will result in a termination of the License Agreement.

Product Pricing & Positioning, page 40

17.   We note that you disclose that you base your pricing per test estimate based on a 2.0
        billion annual test per year demand. Please disclose the material assumptions you used to
        arrive at this figure or otherwise advise.

Intended Target Audience, page 42

18.   We note your statement that "reducing the transmission of new diseases from tropical
        forests would cost between $22.2 and $30.7 billion each year." Please advise on why this
        is relevant to COVID-19 or your potential product.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
48

19.   Please revise to provide further detail regarding your plan of operation for the 12 months
        following the commencement of the offering, including a statement indicating whether the
        proceeds from the offering will satisfy your cash requirements or whether you anticipate
        needing to raise additional funds in the next six months to implement the plan of
        operations. Refer to Item 9(c) of Part II of Form 1-A.

Directors, Executive Officers, and Significant Employees/Consultants, page 50

20.   Please disclose if your executive officers and significant employees/consultants work full
        time or part-time for your company, and if less than full time, disclose the number of
        hours per week or month. In addition, provide the term of office, including the month and
        year of the start date, if applicable. See Item 10 of Form 1-A.

Exhibits

21.   We note that your forum selection provision in Article X of your certificate of
        incorporation identifies the Court of Chancery of the State of Delaware as the exclusive
        forum for certain litigation, including any "derivative action." Please disclose whether this
        provision applies to actions arising under the Securities Act or Exchange Act. In that
        regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction
        over all suits brought to enforce any duty or liability created by the Exchange Act or the
        rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent
        jurisdiction for federal and state courts over all suits brought to enforce any duty or
        liability created by the Securities Act or the rules and regulations thereunder. If the
        provision applies to Securities Act claims, please also revise your offering circular to state

that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Tara Harkins at 202-551-3639 or Kate Tillan at 202-551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Christopher Wilson